UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

                 Playa Hotels & Resorts N.V.

(Name of Issuer)

                        Ordinary Shares, par value €0.10 per share

(Titles of Class of Securities)

                          N70544106

(CUSIP Number)

                           January 17, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106		13G/A	Page 2 of 7
1	NAME OF REPORTING PERSON Abu Dhabi Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 118,319 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 118,319 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,319 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 118,319 ordinary shares, par value €0.10 per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”) issuable upon the exercise of 118,319 earnout warrants.

(2) The calculation is based on the 110,423,383 Ordinary Shares outstanding, which includes (i) the 110,305,064 Ordinary Shares outstanding as of November 7, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2017 and (ii) the 118,319 Ordinary Shares issuable upon the exercise of the 118,319 earnout warrants reported herein.

CUSIP No. N70544106		13G/A	Page 3 of 7
1	NAME OF REPORTING PERSON PHR Investments Sarl (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 118,319 (2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 118,319 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,319 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (3)
12	TYPE OF REPORTING PERSON OO

(1) PHR Investments Sarl (“PHR”) is the actual owner of the Ordinary Shares reported herein. PHR is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the Ordinary Shares directly held by PHR.

(2) Reflects 118,319 Ordinary Shares issuable upon the exercise of 118,319 earnout warrants.

(3) The calculation is based on the 110,423,383 Ordinary Shares outstanding, which includes (i) the 110,305,064 Ordinary Shares outstanding as of November 7, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2017 and (ii) the 118,319 Ordinary Shares issuable upon the exercise of the 118,319 earnout warrants reported herein.

Item 1(a).   Name of Issuer:

Playa Hotels & Resorts N.V.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

Item 2(a).     Name of Person Filing:

1.	Abu Dhabi Investment Authority

2.	PHR Investments Sarl

Item 2(b).    Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1.	211 Corniche Street P.O. Box 3600 Abu Dhabi, United Arab Emirates 3600

2.	2C rue Albert Borschette, 1st floor L-1246

Luxembourg

Item 2(c).    Citizenship:

1.	Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.

2.	PHR Investments Sarl is a Luxembourg limited liability company.

Item 2(d).    Titles of Classes of Securities:

Ordinary Shares, €0.10 par value per share

Item 2(e).    CUSIP Number:

N70544106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership
	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security

                     Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

Not Applicable.

Item 9.         Notice of Dissolution of Group.

Not Applicable.

Item 10.       Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

ABU DHABI INVESTMENT AUTHORITY

/s/ Khadem AlRemeithi _________________________________

By: Khadem AlRemeithi

Title: Authorised Signatory

/s/ Salem AlDarmaki ____________________________________
By: Salem AlDarmaki
Title: Authorised Signatory

PHR Investments Sarl

/s/ Sultan Ali Ahmed Hamad AlDhaheri ____________________

By: Sultan Ali Ahmed Hamad AlDhaheri

Title: Manager

/s/ Frank Veenstra ______________________________________
By: Frank Veenstra
Title: Manager